Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2019

(SEC I.D. No. 8-28900)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-28900

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westminster Research Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, 27th Floor

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Tiscornia **(212) 448-6065**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *of individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Christopher Tiscornia, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Westminster Research Associates LLC, as of December 31st, 2019, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Christopher Tiscornia
Chief Executive Officer- Westminster Research Associates LLC

Notary Public

LISA K. BOROWITZ
Notary Public, State of New York
Reg. No. 01BO6121986
Qualified in Westchester County
Commission Expires Feb. 7, 2021

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westminster Research Associates LLC
Index
December 31, 2019



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Westminster Research Associates LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westminster Research Associates LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 28, 2020

Westminster Research Associates LLC
Statement of Financial Condition
December 31, 2019

_____

(in thousands)

Assets		
Cash	$	4,414
Cash segregated in compliance with federal regulations		61,083
Receivables from brokers		32,810
Due from related parties		121
Prepaid research, net of allowance of $649		8,316
Deferred tax assets		596
Other assets		91
Total assets	$	107,431
Liabilities and Member's Equity		
Liabilities		
Commission management payables	$	61,843
Due to related parties		2,048
Accrued compensation and other liabilities		1,793
Total liabilities		65,684
Member's equity		41,747
Total liabilities and member's equity	$	107,431

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

Westminster Research Associates LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEA"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's designated self-regulatory organization. The Company is a wholly-owned subsidiary of Cowen Holdings, Inc. which is an indirectly owned subsidiary of Cowen Inc. ("CI" or "Ultimate Parent").

The Company's principal operations include providing access to investment research and commission management solutions to U.S. institutional investors and commission recapture services to pension plan sponsor clients. The Company does not clear or settle securities trades. Revenues are primarily derived from commission sharing arrangements ("CSA") with various brokers on securities transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the accompanying statement of financial condition, in conformity with US GAAP, requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

Cash
Cash includes cash held on deposit at BMO Harris Bank N.A.

Cash Segregated In Compliance with Federal Regulations
Cash segregated in compliance with federal regulations and other restricted deposits include cash and cash equivalents deposited in special bank accounts for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. Cash segregated in compliance with federal regulations is concentrated between accounts at BMO Harris Bank N.A. and Bank of America, N.A.

Receivables from Brokers
Receivables from brokers consists of commissions related to commission management arrangements. The Company receives a gross commission from various brokers.

Prepaid Research, Net of Allowance
A prepaid research asset is established for research and related services disbursed in advance of anticipated client commission volumes.

Allowance for Credit Losses
The Company has established an allowance for credit loss based on the assessment of the collectability of prepaid research. The Company considers factors such as historical experience, customer's anticipated trading activity, age of balances and current economic conditions, in determining the allowance for credit loss.

Due to and from Related Parties
An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company. These amounts settle in the ordinary course of business. The Company also collects

administrative fees from affiliates for trades executed. Such amounts are included in due to related parties and due from related parties on the statement of financial condition (see Note 7, "Transactions with Related Parties").

Other Assets
Other assets consists primarily of services paid by the Company that will be reimbursed by its customers.

Accrued Compensation and Other Liabilities
Accrued compensation and other liabilities primarily consist of accrued bonuses and accrued expenses.

Income Taxes
The Company is a single member limited liability company that is disregarded for tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI. The Company has a tax sharing agreement with CI whereby the Company records any income tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by the Company to the extent utilized in CI's consolidated tax return.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets.

The Company accounts for income taxes in accordance with U.S. GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

U.S. GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's statement of financial condition. U.S. GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the statement of financial condition is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 4, "Income Taxes" for additional information and disclosures.

Contingencies
In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote. There were no accruals for contingencies recorded as of December 31, 2019.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. The Company records its direct share of share-based compensation cost from CI in employee compensation and benefits on the statement of operations with a corresponding credit to Member's equity. See Note 3, "Deferred Cash Awards and Share-Based Compensation" for a description of these awards.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued guidance simplifying the accounting for income taxes. The guidance simplifies the accounting for income taxes by removing the exceptions to (i) to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items (for example, discontinued operations or other comprehensive income) (ii) the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment (iii) the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary (iv) general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. Additionally the guidance requires that an entity (i) recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax (ii) evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction (iii) reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date as well as specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. The guidance also makes minor Codification improvements for income taxes related to employee stock ownership plans and investments in qualified affordable housing projects accounted for using the equity method. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the impact of this guidance on the Company's statement of financial condition.

In June 2016, the FASB issued guidance that impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Based on the Company's scoping analysis and impact assessment, the Company does not expect the adoption of this standard, to be significant to the Company's statement of financial condition.

3. **Deferred Cash Awards and Share-Based Compensation**

Deferred Cash Awards

Under the 2010 CI Equity and Incentive Plan, the Company awarded $0.1 million of deferred cash awards to its employees during the year ended December 31, 2019. These awards vest over a four year period and accrue interest at 0.7% per year. As of December 31, 2019, the Company had unrecognized compensation expense related to deferred cash awards of $0.2 million.

Share-Based Compensation

The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SAR's") and other equity-based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may generally vest over a two-to-five-year period. SAR's vest and expire after five years from grant date. Awards are subject to the risk of forfeiture.

The Company records compensation cost for share based awards as an allocation to member's equity. In accordance with the expense recognition provisions of those standards, the Company amortizes

unearned compensation associated with share-based awards on a straight-line basis over the vesting period of the option or award.

Restricted shares and Restricted Stock Units Granted to Employees

The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the year ended December 31, 2019:

	Nonvested Restricted Shares and Stock Units		Weighted- Average Grant-Date Fair Value
Balance at beginning of year	42,084	$	16.04
Granted	5,770		16.99
Vested	(3,244)		(14.90)
Forfeited	—		—
Balances at end of year	44,610	$	16.25

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

As of December 31, 2019, the Company had $0.4 million of unrecognized compensation cost related to grants of nonvested restricted shares.

4. Income Taxes

As the Company's entire taxable income was offset by losses from other members of the CI consolidated group, the Company recorded a contribution through equity in the amount of $1.3 million at December 31, 2019 pursuant to the tax sharing agreement discussed above.

For the year ended December 31, 2019, the effective tax rate of 24.66% differs from the statutory rate of 21.0% primarily due to state and local taxes.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The Company's deferred tax assets of $0.6 million as of December 31, 2019 consisted predominately of deferred compensation items, which is reported in the statement of financial condition. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future. The Company did not record a valuation allowance as of December 31, 2019.

The Company considers the taxable income of the consolidated tax group of which the Company is a member in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of CI's projected future earnings and tax planning strategies will generate sufficient taxable income to realize the net deferred tax assets.

The Company's ultimate parent, CI, is open to examination for the IRS and state and local authorities where the Company has significant operations for tax years 2017, the year when the Company was

acquired by CI, to 2018. The Company does not have any uncertain tax positions as of December 31, 2019. The Company's management does not expect that the total amount of the unrecognized benefits will materially change over the next twelve months.

5. Contingencies

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

As is typical of most U.S. Securities and Exchange Commission "SEC" registered broker-dealers, the Company receives both routine and non-routine regulatory inquiries relating to its business lines or clients, and is involved in various claims and lawsuits from time to time. The SEC, FINRA, other Self Regulatory Organizations "SROs" and certain other regulatory bodies, such as state securities commissions and foreign regulators, promulgate and enforce numerous rules and regulations that impact the Company's business. As a registered broker-dealer, the Company is subject, on an ongoing basis, to compliance examinations and inquiries by regulators, some of which may result in the imposition of fines and/or sanctions. Moreover, the Company currently is subject to certain inquiries and investigations, none of which relates to regulatory and financial reporting. The Company believes that none of these inquiries will, when concluded, have a material negative impact on the Company's financial condition.

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1). The Company has elected to compute net capital under the alternative method permitted by that rule. The Company is required to maintain net capital, as defined in (a)(1)(ii) of SEC Rule 15c-3-1, equal to the greater of $0.3 million or 2% of aggregate debits arising from customer transactions. At December 31, 2019, the Company had net capital of $14.8 million and its excess net capital was $14.5 million. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies. The Company claims exception from SEC's Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

7. Transactions with Related Parties

In the normal course of business, the Company enters into related-party transactions with affiliates, including CI, and certain other affiliated entities.

The Company collects administrative fees from Cowen Execution Services LLC ("CES"), Cowen Prime Services LLC ("CPS"), and Cowen and Company LLC ("Cowenco"), wholly owned subsidiaries of the parent, for each trade executed by an affiliate broker dealer. Total receivables from the aforementioned affiliates for the year ended December 31, 2019, of $0.1 million are included in due from related parties, on the statement of financial condition. Total payables to the aforementioned affiliates for the year ended December 31, 2019, of $0.3 million are included in due to related parties, on the statement of financial condition.

The Company previously entered into service level agreements with Cowen Services Company, LLC ("CSC"), in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative, support services and other assistance to the Company.

All direct and indirect expenses are paid by through an expense sharing agreement. Indirect expenses are allocated based on time, service, usage and headcount. At December 31, 2019, the Company has a $1.7 million payable to CSC which is included in due to related parties on the statement of financial condition.

8. Off-Balance Sheet Risk

Concentration of Credit Risk
The Company may maintain cash and cash segregated in compliance with federal regulations at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

9. Subsequent Events

The Company has evaluated events through February 28, 2020 and has determined that there were no subsequent events requiring adjustment or disclosure to the statement of financial condition.